FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2004

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Press Release: Syngenta supports Global Crop Diversity Trust.

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Media Release

Syngenta supports Global Crop Diversity Trust

Basel, Switzerland, 2 March 2004

Syngenta announced today its support for the Global Crop Diversity Trust, a unique public-private partnership that will help conserve gene banks and safeguard crop diversity for future generations. In the first pledge from the private agribusiness sector to this innovative partnership, Syngenta will contribute $1 million to the development of the Trust. The Trust, currently based in Rome, has started as a joint initiative of the International Plant Genetic Resources Institute and the United Nations Food and Agriculture Organization (FAO).

The crop diversity collections, holding millions of plant samples housed in gene banks, are part of mankind’s agricultural heritage and provide the raw material necessary for plant breeders to develop reliable, hardier, more productive and nutritious food crops for farmers. Syngenta’s support for the Global Crop Diversity Trust is part of the company’s commitment to the goals of the International Treaty of Plant Genetic Resources for Food and Agriculture. This treaty addresses the problem of ensuring conservation, access and fair sharing of plant genetic resources.

Heinz Imhof, Chairman of Syngenta, said: “Syngenta is honored to be joining with the FAO, the Consultative Group on International Agricultural Research and several governmental and donor agencies in supporting this important initiative. It underpins the world’s ability to provide sufficient food for a burgeoning population.”

“The Global Crop Diversity Trust needs support from all who have a stake in conserving plant genetic diversity and hence our food supply,” said Geoff Hawtin, Interim Director of the Global Crop Diversity Trust. “Syngenta’s contribution is an exemplary commitment and shows how the private sector can make a real difference to our work.”

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection and ranks third in the high-value commercial seeds market. Sales in 2003 were approximately $6.6 billion. Syngenta employs more than 19,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

For additional information on the Syngenta Foundation for Sustainable Agriculture see: www.syngentafoundation.org.

For further information about the Global Crop Diversity Trust see: www.startwithaseed.org.

Syngenta – 2 March 2004 / Page 1 of 1

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	March 2, 2004	By:	/s/ Damian Heller

			Name:	Damian Heller
			Title:	Company Secretary

		By:	/s/ Christoph Mäder

			Name:	Christoph Mäder
			Title:	General Counsel